Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Information as of June 30, 2014 and For the Six Months Ended June 30, 2014 and 2013

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Cash Flows
Selected Additional Information to the Consolidated Financial Information

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (unaudited)
For the Six Months Ended June 30, 2014 and 2013 (in CHF)

	Note	SIX MONTHS ENDED JUNE 30 2014	SIX MONTHS ENDED JUNE 30 2013
Research and development		-8,350,008	-6,384,347
General and administrative		-2,554,288	-732,210

Operating loss		-10,904,296	-7,116,557

Finance expense		-68,031	-11,366
Finance income		121,144	51,119

Loss before tax		-10,851,183	-7,076,804

Net loss for the period attributable to owners of the Company		-10,851,183	-7,076,804

Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability		-423,811	91,981
Items that are or may be reclassified to profit or loss
Foreign currency translation differences		2,817	-25,915

Other comprehensive income for the period, net of tax		-420,994	66,066

Total comprehensive loss for the period attributable to owners of the Company		-11,272,177	-7,010,738

Basic and diluted loss per share	6	-0.59	-0.52

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Financial Position
As of June 30, 2014 (unaudited), and December 31, 2013
(in CHF)

		June 30,	December 31,
	Note	2014	2013
ASSETS
Non-current assets
Property and equipment		251,095	195,915
Intangible assets		1,482,520	1,482,520

Total non-current assets		1,733,615	1,678,435

Current assets
Other receivables		694,396	524,786
Prepayments		713,889	183,137
Cash and cash equivalents		12,130,954	23,865,842

Total current assets		13,539,239	24,573,765

Total assets		15,272,854	26,252,200

EQUITY AND LIABILITIES
Equity
Share capital		7,536,510	6,487,130
Share premium		48,232,566	35,608,210
Foreign currency translation reserve		56,812	53,995
Accumulated deficit		-44,295,487	-33,115,689
Total shareholders’ equity attributable to owners of the Company		11,530,401	9,033,646

Non-current liabilities
Employee benefits	5	745,440	328,342
Deferred tax liabilities		327,637	327,637

Total non-current liabilities		1,073,077	655,979

Current liabilities
Convertible loans	4	-	13,711,200
Trade and other payables		1,105,180	954,257
Accrued expenses		1,564,196	1,897,118

Total current liabilities		2,669,376	16,562,575

Total liabilities		3,742,453	17,218,554

Total equity and liabilities		15,272,854	26,252,200

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Six Months Ended June 30, 2014 and 2013 (in CHF)

	Note	SIX MONTHS ENDED JUNE 30 2014	SIX MONTHS ENDED JUNE 30 2013
Cash flows from operating activities
Net loss		-10,851,183	-7,076,804
Adjustments for:
Depreciation		34,006	13,562
Unrealized exchange differences		2,835	-25,686
Net interest income		19,750	-2,181
Share based payments	5	95,197	51,325
Employee benefits		-6,713	17,995

Changes in:
Other receivables		-169,492	-17,091
Prepayments		-530,752	72,325
Trade and other payables		150,901	139,438
Accrued expenses		-332,923	1,110,023

Cash used in operating activities		-11,588,374	-5,717,094

Cash flows from investing activities
Purchase of property and equipment		-89,185	-30,233
Sale of financial assets		-	-
Interest received		29,885	12,096

Net cash used in investing activities		-59,300	-18,137

Cash flows from financing activities
Proceeds from share capital increase		49,600	24,480,060
Share issuance costs		-136,699	-242,115
Interest paid		-	-9,915

Net cash from financing activities		-87,099	24,228,030

Net increase/(decrease) in cash and cash equivalents		-11,734,773	18,492,799
Cash and cash equivalents at beginning of the period		23,865,842	63,967
Net effect of currency translation on cash		-115	614

Cash and cash equivalents at end of the period		12,130,954	18,557,380

AURIS MEDICAL HOLDING AG
Additional information to the consolidated financial information as of June 30, 2014 and for the six months ended June 30, 2014 and  2013 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These consolidated interim financial information comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

▪	Auris Medical AG, Basel, Switzerland (100%)

▪	Otolanum AG, Zug, Switzerland (100%)

▪	Auris Medical Inc., Chicago, United States (100%)

▪	Auris Medical Ltd., Dublin, Ireland (100%)

On April 22, 2014, we changed our name from Auris Medical AG to Auris Medical Holding AG and transferred our operational business to our newly incorporated subsidiary Auris Medical AG, which is now our main operating subsidiary. The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

This interim financial information has been prepared using the same accounting policies and methods of computation as compared with the most recent annual financial statements. The financial information included here-in is not intended to fully comply with IFRS, and in particular with IAS 34. New accounting standards, which have been applied in 2014 for the first time, did not have an impact on the company’s financial position, results or cash flows.

The financial information included in this quarterly press release and shareholder information has not been reviewed or audited by our auditors. Quarter results are not necessarily indicative of results to be expected for the full year.

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

AURIS MEDICAL HOLDING AG
Additional information to the consolidated financial information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 (in CHF)

3.	Capital and reserves

Share capital

The issued share capital of Auris Medical Holding AG consisted of:

	AS OF JUNE 30, 2014		AS OF DECEMBER 31, 2013
	NUMBER	CHF	NUMBER	CHF
Common shares with a nominal value of CHF 0.40 each	88,100	35,240	72,600	29,040
Preferred shares Series A with a nominal value of CHF 0.40 each	5,999,750	2,399,900	5,999,750	2,399,900
Preferred shares Series B with a nominal value of CHF 0.40 each	5,509,100	2,203,640	5,509,100	2,203,640
Preferred shares Series C with a nominal value of CHF 0.40 each	7,244,325	2,897,730	4,636,375	1,854,550
	18,841,275	7,536,510	16,217,825	6,487,130

All shares are fully paid in. All disclosed numbers and nominal value of shares in these interim financial statements are adjusted for the 25:1 stock split effected in December 2013 unless otherwise indicated.

	Common shares		Preferred shares
	2014	2013	2014	2013

As of January 1	72,600	72,600	16,145,225	11,508,850
Common shares with a nominal value of CHF 0.40 each	15,500	-	2,607,950	-
As at June 30, 2014, and June 30, 2013	88,100	72,600	18,753,175	11,508,850

Issue of common shares upon exercise of options

On January 21, 2014, three beneficiaries of Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 15,500 and an increase in the share capital of CHF 6,200. Total proceeds from the exercise to the company were CHF 49,600.

AURIS MEDICAL HOLDING AG
Additional information to the consolidated financial information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 (in CHF)

4.	Convertible loans

On December 9, 2013, the Company issued non-interest bearing convertible loans to two shareholders with a nominal value of CHF 13,769,976 and a maximum term of 12 months. On January 27, 2014, the loans were converted into new registered Series C shares with nominal value of CHF 0.40 each for CHF 5.28 per share. The company issued 2,607,950 Series C shares with a nominal value of CHF 0.40 each.

On the conversion date of the loan, the liability was derecognized and CHF 1,043,180 was recognized as share capital and CHF 12,717,655 as share premium.

JUNE 30, 2014
Convertible loans as at December 31	13,711,200
Loss on derecognition	9,141
Imputed interest expense for the period	49,635
Derecognition of liability at conversion into equity	13,769,976
Convertible loans at June 30, 2014	-

5.	Employee benefits

	SIX MONTHS ENDED JUNE 30, 2014	SIX MONTHS ENDED JUNE 30, 2013
Salaries	980,518	356,110
Pension costs	59,547	39,387
Other social benefits	82,149	30,425
Share option cost	95,197	51,325
Other employee cost	97,871	44,774
Total employee benefits	1,315,280	522,021

6.	Loss per share

	SIX MONTHS ENDED JUNE 30, 2014	SIX MONTHS ENDED JUNE 30, 2013
Loss attributable to owners of the Company	-10,851,183	-7,076,804
Weighted average number of shares outstanding	18,448,274	13,616,303
Basic and diluted loss per share	-0.59	-0.52

For the periods ended June 30, 2014 and 2013 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans (Note 7) and, for the 2013 period only, conversion rights related to the convertible loans (Note 8) as they would be anti-dilutive. In case the Group shows a profit in the future, the options may have a dilutive effect on earnings per share and will need to be included in the above calculation.

AURIS MEDICAL HOLDING AG
Additional information to the consolidated financial information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 (in CHF)

7.	Related party transactions

In January 2014 the convertible loan lenders exercised their conversion option, and the total loan amount of CHF 13,769,976 was converted into 2,607,950 Series C shares of the Company (See Note 8).

The service agreement with Altamira Pharma GmbH, a company fully owned by the CEO, was terminated as of January 31, 2014 with a final payment of CHF 14,500. From 2011, the CEO had been compensated under this agreement. The Company entered into an employment contract with the CEO effective January 1, 2014.

8.	Events after the balance sheet date

On August 6, 2014, the underwriters for the Company’s IPO subscribed to 9,400,000 shares at USD 6.00 per share yielding gross proceeds (before underwriting fees and IPO costs) of USD 56.4 million. The shares started trading under the ticker symbol EARS on the NASDAQ Global Market on August 7, 2014.

On August 13, 2014, the underwriters exercised their overallotment option for 713,235 shares of the Company, resulting in gross proceeds of USD 4.3m

The combined net proceeds after underwriting fees are USD 56.4 million. Following the IPO and the issue of shares under the underwriter overallotment option, there are 28,954,510 common shares of the Company outstanding.